SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                              (Amendment No. 18 )*

                             DISTRIBUTED POWER, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   0000842691
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                                 (CUSIP Number)

                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                             Tel. No. (212) 371-8008
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 24, 2004
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             (Date of Event Which Requires Filing of This Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13(d)-1(e), 240.13(d)-1(f) or 240.13(d)-1(g),
check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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CUSIP No.
                                       13D
25476C 20 4                                                    Page 2 of 8 pages
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     1      NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                      John D. Kuhns
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)       |_|
               (b)       |_|
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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS
                      Not applicable
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEM 2(d) or 2(e)           |_|

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                              USA
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       NUMBER OF           7      SOLE VOTING POWER
        SHARES                           186,312(1)
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
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                           8      SHARED VOTING POWER
                                              0
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(1) Beneficial ownership of 186,312 shares of Common Stock referred to in Row
(7) and Row (9) includes (i) 78,208 shares of Common Stock personally owned by the Reporting Person, and (ii) 108,104 shares of Common Stock owned by certain affiliates of the Reporting Person including Strategic Electric Power Fund, LLC, Electric Power Fund I, LLC, California Power Fund I, LLC, New World Partners, LLC, Kuhn Brothers, Inc. in which the Reporting Person may be considered to have a controlling interest and whose respective ownership interest in the Issuer is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the relationship between the Reporting Person and such affiliates as further described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the 78,208 shares of Common Stock included in Row (7) and Row (11) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.


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

                          ------------------------------------------------------
                          9       SOLE DISPOSITIVE POWER
                                        186,312(2)
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                          10      SHARED DISPOSITIVE POWER
                                           0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  186,312(3)
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES              |_|

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.37%(4)
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    14      TYPE OF REPORTING PERSON
                    IN
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      This Amendment No. 18 to Schedule 13(D) (the "Amendment") amends Amendment
No. 17 ("Amendment No. 17") to the Schedule 13(D) filed with respect to an event on December 31, 2002; as previously amended by Amendment No. 1 ("Amendment No. 1") filed with respect to an event on September 1, 1990; Amendment No. 2 ("Amendment No. 2") filed with respect to an event on February 15, 1992; Amendment No. 3 ("Amendment No. 3") filed with respect to an event on July 7, 1992; Amendment No. 4 ("Amendment No. 4") filed with respect to an event on September 10, 1992; Amendment No. 5 ("Amendment No. 5") filed with respect to an event on May 28, 1993; Amendment No. 6 ("Amendment No. 6")filed with respect to an event on November 15,1995; Amendment No. 7 ("Amendment No. 7") filed with respect to an event on March 13,1996; Amendment No. 8 ("Amendment No. 8") filed with respect to an event on November 26, 1996; Amendment No. 9 ("Amendment No. 9") filed with respect to an event on June 19, 1999; Amendment No. 10
("Amendment No. 10") filed with respect to an event on November 4, 1999; Amendment No. 11 ("Amendment No. 11") filed with respect to an event on December 15, 1999; Amendment No. 12 ("Amendment No. 12") filed with respect to an event on January 12, 2000; Amendment No. 13 ("Amendment No. 13") filed with respect to an event on February 7, 2000; Amendment No. 14 ("Amendment No. 14") filed with respect to an event on March 8, 2000; Amendment No. 15 ("Amendment No. 15") filed with respect to an event on September 11, 2000; Amendment No. 16 filed with respect to an event on January 11, 2002 (collectively, the "Schedule 13D").

Item 1. Security and Issuer.

      The class of equity securities to which this statement relates is the $.01 par value per share common stock (the "Common Stock") of Distributed Power, Inc. (the "Issuer"). The Issuer is a Delaware corporation and its principal executive offices are located 360 Main Street, P.O. Box 393, Washington, Virginia 22747.

      This Schedule 13D relates to the Common Stock, par value $.01 per share of the Issuer.


------------
(2) See footnote 1.
(3) See footnote 1.
(4) See footnote 1.


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

Item 2. Identity and Background.

      (a) Name: John D. Kuhns (the "Reporting Person").

      (b) The principal business address of the Reporting Person is 558 Lime Rock Road, Lime Rock, Connecticut 06039.

      (c) The present principal occupation of the Reporting Person is President of Kuhns Brothers, Inc. and its affiliates located at 558 Lime Rock Road, Lime Rock, Connecticut 06039, the principal business of which is investment and financial advisory services.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

      On September 12, 2003, the Issuer's Board of Directors approved a resolution for a reverse 1:100 stock split which brought the issued and outstanding shares of Common Stock from 5,439,813 to 54,398.

      On October 27, 2003, the Issuer issued 1,275,178 shares of Common Stock to certain shareholders of Resource Energy, LLC ("Resource"), a California limited liability company, in a share exchange transaction. As of October 27, 2003, the Reporting Person beneficially held 1.57% of the Issuer's total outstanding Common Stock. The change of the Reporting Person's beneficial ownership of securities of the Issuer resulted solely from a change of aggregate number of securities outstanding of the Issuer.

      On March 24, 2004, the Issuer issued to the Reporting Person (i) 41,827 shares of Common Stock, valued at $3 per share to the Reporting Person, as the payment for a debt in the amount of $125,480 owed by the Issuer to the Reporting Person, (ii) 739,594 shares of Common Stock for 61.83 units of Resource held by the Reporting Person in a share exchange transaction. On March 24, 2004, the Issuer issued (i) 351,340 shares of Common Stock, valued at $3 per share, to Strategic Electric Power Fund, LLC, as the payment for a debt in the amount of $1,054,020 owed by the Issuer to Strategic Electric Power Fund, LLC, (ii) 148,662 shares of Common Stock at $0.01 per share for a total purchase price of $1,486.62 pursuant to certain anti-dilution subscription rights held by Strategic Electric Power Fund, LLC, (iii) 237,000 shares of Common Stock to Electric Power Fund I, LLC at $0.01 per share for a total purchase price of $2,370 pursuant to certain anti-dilution subscription rights held by Electric Power Fund I, LLC, (iv) 12,637 shares of Common Stock to California Power Fund I, LLC at $0.01 per share for a total purchase price of $126.37 pursuant to certain anti-dilution subscription rights held by California Power Fund I, LLC,
(v) 66,667 shares of Common Stock to New World Partners, LLC at $0.01 per share for a total purchase price of $666.67 pursuant to certain anti-dilution subscription rights held by New World Partners, LLC, (vi) 234,667 shares of Common Stock, valued at $3 per share, to Kuhns Brothers, Inc., as the payment for a debt in the amount of $704,500 owed by the Issuer to Kuhns Brothers, Inc. and (vii) 32,416 shares of Common Stock to Kuhns Brothers for 2.71 units of Resource in a share exchange transaction. As a result of the foregoing transactions, as of March 24, 2004, the Reporting Person beneficially held 40.47% of the Issuer's total outstanding Common Stock.


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

      On March 26, 2004, the Issuer's Board of Directors approved a resolution for a 1:10 stock split which brought the issued and outstanding shares of Common Stock from 4,657,606 to 46,576,060 shares.

      Strategic Electric Power Fund, LLC sold 22,000 and 10,000 shares of Common Stock on July 22, 2004 and July 27, 2004, respectively, at $.10 and $.07 per share, respectively. Electric Power Fund I, LLC sold 155,000 and 280,000 shares of Common Stock on May 25, 2005 and October 3, 2005, respectively, at $0.02 and $0.03 per share, respectively, and purchased 15,650 and 15,650 shares of Common Stock on July 5, 2005 and August 15, 2005, respectively, at $0.03 and $0.03 per share, respectively. As a result of the foregoing transactions, as of August 15, 2005, the Reporting Person beneficially held 40.99% of the Issuer's total outstanding Common Stock.

      On October 23, 2006, the Issuer's Board of Directors approved a resolution for a 1:100 reverse stock split which brought the issued and outstanding shares of Common Stock from 49,576,060 to 495,760 shares.

      On March 2, 2007, the Board of Directors of the Issuer designated 500,000 shares of the Issuer's Preferred Stock, par value at $0.01 per share, as Series A Preferred Stock and authorized the issuance of 500,000 shares of Series A Preferred Stock to Kuhns Brothers, Inc. as the payment for a debt in the amount of $93,947 owed by the Issuer to Kuhns Brothers, Inc.

      On March 2, 2007, Kuhns Brothers, Inc. entered into a Stock Purchase Agreement with Belmont Partners, LLC pursuant to which Kuhns Brothers, Inc. will sell 500,000 shares of Series A Preferred Stock to Belmont Partners, LLC for a total purchase price of $80,000.

Item 4. Purpose of Transaction.

      As described in Item 3 hereof, the Reporting Person personally acquired an aggregate of 781,421 shares of Common Stock on March 24, 2004. Out of the 781,421 shares acquired by the Reporting Person, 41,827 shares, valued at $3 per share, were received as the payment for a debt in the amount of $125,480 owed by the Issuer to the Reporting Person, and 739,594 shares were acquired for investment purposes in exchange for 61.83 units of Resource held by the Reporting Person in a share exchange transaction.

      Mr. Kuhns is the Member-Manager of New Power Associates, LLC and the President and 95% shareholder of Kuhns Brothers, Inc. and its affiliates. New Power Associates, LLC is the Member-Manager for Strategic Electric Power Fund, LLC and affiliates of Kuhns Brothers, Inc. are both the investment advisor(s) and member-manager(s) of Electric Power Fund I, LLC, California Power Fund I, LLC and New World Partners, LLC. Strategic Electric Power Fund, LLC, Electric Power Fund I, LLC, California Power Fund I, LLC and New World Partners, LLC are private investment funds organized in which the investment advisor or member-manager may on behalf of its members make investments in or receive voting proxies with respect to the Common Stock of the Issuer. In aggregate, Mr. Kuhns may be considered to have a controlling interest in the affairs of Kuhns Brothers, Inc., Strategic Electric Power Fund, LLC, Electric Power Fund I, LLC, California Power Fund I, LLC and New World Partners, LLC.


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

      Except as set forth in Item 3 and Item 4 specifically and this Schedule 13D generally, which is hereby incorporated by reference, the Reporting Person and his aforementioned affiliates have no present intent or proposals that relate to or would result in: (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, either by Mr. Kuhns or investment funds that he controls: (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) a change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board of directors; (v) a material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the business or corporate structure of the Issuer; (vii) any change in the Issuer's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

      The Reporting Person and his aforementioned affiliates reserve the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person or his affiliates to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a) See Rows 11 (Aggregate Amount Beneficially Owned By Each Reporting Person) and 13 (Percent of Class Represented By Amount In Row 11) of the Cover Page. The percent of class represented by amount in Row 11 is calculated based on 50,050,000 shares of Common Stock outstanding as of March 2, 2007. Beneficial ownership of 186,312 shares of Common Stock referred to in Row (7) and Row (9) includes (i) 78,208 shares of Common Stock personally owned by the Reporting Person, and (ii) 108,104 shares of Common Stock owned by certain affiliates of the Reporting Person including Strategic Electric Power Fund, LLC, Electric Power Fund I, LLC, California Power Fund I, LLC, New World Partners, LLC and Kuhns Brothers, Inc., with regard to whose affairs the Reporting Person may be considered to have a controlling interest. The shares of Common Stock owned by such affiliates are being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the relationship between the Reporting Person and such affiliates as described in
Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the 108,104 shares of Common Stock included in Row (7) and Row (11) for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(b) See Rows 7 (Sole Voting Power) and 9 (Sole Dispositive Power) of the Cover Page. The Reporting Person has the power to vote to dispose or to direct the disposition of the Common Stock reported by him in Item 5(a).


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

(c) Transactions Within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Person beyond those described in Items 3 and 4 specifically and this Schedule 13D generally. Information contained in Items 3 and 4 above is hereby incorporated by reference.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Common Stock reported in Item 5(a).

(e) October 27, 2003. See the second paragraph of Item 3. Source and Amount of Funds or Other Consideration for more information of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Except as described in elsewhere in this Schedule 13D, there is no contract between Mr. Kuhns or any other person with respect to any securities of the Issuer including, but not limited to transfer or voting of any security, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profit or losses, or the giving or holding of proxies, except as described herein.

Item 7. Material to be Filed as Exhibits.

None.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: March 5, 2007


                                                      /s/ John D. Kuhns
                                                      --------------------------
                                                      John D. Kuhns


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